FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of October 2001


                          VIDESH SANCHAR NIGAM LIMITED
             (Exact name of registrant as specified in its charter)

                                 NOT APPLICABLE
                 (Translation of registrant's name into English)

                              THE REPUBLIC OF INDIA
                 (Jurisdiction of incorporation or organization)

                              VIDESH SANCHAR BHAVAN
                               MAHATMA GANDHI ROAD
                                 MUMBAI 400 001
                                      INDIA
                                 +91-22 262 4020
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         |X|               Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               |_|               No      |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________


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       Videsh Sanchar Nigam Limited, or VSNL, hereby incorporates in this report on Form 6-K the following exhibits:

EXHIBIT NUMBER             DESCRIPTION OF EXHIBIT

       1.     Minutes of the 15th Annual General Meeting.

       2. Notice to Stock exchanges regarding Board to consider Unaudited Financial Results (Provisional) for the first quarter ended 30th September 2001.

       3. Unaudited Financial Results (Provisional) for the first quarter ended 30th September 2001.

       4.     Press Release No. 20 on VSNL implements Anti-Spam Restrictions.

       5. Press Release No. 21 on VSNL signs Business Agreement with Telekom Malaysia.

       6.     Press Release No. 22 on VSNL launches Internet services at Goa.

       7. Press Release No. 23 on VSNL launches Internet Dial-up services at Indore.

       8. Press Release No. 24 on 15th Annual General Meeting of VSNL, VSNL shareholders approve record 500% dividend.

       9. Press Release No. 25 on VSNL presents Rs.754.81 crores dividend to Government.

       10. Press Release No. 26 on VSNL-records higher Q2 net profit at Rs. 368 crores.

       11.    Shareholding pattern of VSNL.

Forward-Looking Statements

       Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in such statements due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of VSNL to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in VSNL's various filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed on October 1, 2001. VSNL undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.



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



                                   SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          VIDESH SANCHAR NIGAM LIMITED



 Date:  November 19, 2001                  By: /s/ Arun Gupta
                                              ----------------------------------
                                          Name:   Arun Gupta
                                          Title:  Chief General Manager (F&A)

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